UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

February 12, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

BLOCK LISTING SIX MONTHLY RETURN

Date: 12 February 2025

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		3,962
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,962

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY      Helen Barraclough, Group Company Secretary

                           for and on behalf of

                           Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 12 February 2025

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		432,252
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		432,252

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY        Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

  BLOCK LISTING SIX MONTHLY RETURN

Date: 12 February 2025

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		612,606
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		102
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		612,504

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY        Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

  BLOCK LISTING SIX MONTHLY RETURN

Date: 12 February 2025

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2020
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		425,250
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		16,234
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		409,016

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY        Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 12 February 2025

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2022)
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		130,100
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,974
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		126,126

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY        Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 12 February 2025

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2022)
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		58,435
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		23,225
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		35,210

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY        Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 12, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary